EXHIBIT 18

United Security Bancshares, Inc.

131 West Front Street,

Post Office Box 249

Thomasville, Alabama 36784

March 30, 2012

Dear Sirs/Madams:

We have audited the consolidated financial statements of United Security Bancshares, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and for each of the two years in the two-year period ended December 31, 2011, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 30, 2012, which expresses an unqualified opinion. Note 7 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 2011 of the change in date for the annual impairment test for goodwill. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Carr, Riggs & Ingram, LLC

Dothan, Alabama